June 14, 2010

Thomas L. Distefano III
Chairman and Chief Executive Officer
Willing Holding, Inc.
21218 St. Andrews Blvd. #131
Boca Raton, Florida 33432

     Re: Willing Holding, Inc.
             Item 4.01 Form 8-K Filed June 10, 2010
             File No. 000-53496

Dear Mr. Distefano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed June 10, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your Form 8-K to disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

<u>Item 9.01 Financial Statements and Exhibits</u>

<u>Exhibit 16.1 Auditor's Letter</u>

2. In the amended Form 8-K, please include a new letter from the former auditor addressing the revised disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Chris Harley at (202) 551-3695 if you have any questions.

                                            Sincerely,

                                            Chris Harley
                                            Reviewing Accountant